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BEIJING
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	November 6, 2020	PARIS
SÃO PAULO
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SHANGHAI
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TORONTO

VIA EDGAR

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

RE:  BridgeBio Pharma, Inc.

        Registration Statement on Form S-4

Ladies and Gentlemen:

On behalf of BridgeBio Pharma, Inc., a Delaware corporation (the “Company”), we are transmitting for filing via EDGAR a registration statement on Form S-4 (the “Registration Statement”), relating to the issuance of shares of the Company’s common stock, par value $0.001 per share, in connection with the merger transactions described therein, pursuant to which the Company will acquire the outstanding shares of common stock, par value $0.001 per share, of Eidos Therapeutics, Inc. (“Eidos”) that it does not already own. The Registration Statement includes the preliminary joint proxy statement of the Company and Eidos in connection with their respective special meetings of stockholders to approve certain matters in connection with the mergers.

November 6, 2020

Please note that payment of the applicable filing fee for the Registration Statement in the amount of $126,413.07 was sent by the Company by wire transfer to the Securities and Exchange Commission on November 4, 2020.

Please direct any communications concerning the Registration Statement to the undersigned at (212) 735-7886 or thomas.greenberg@skadden.com, or to Stephen F. Arcano at (212) 735-3542 or stephen.arcano@skadden.com.

Very truly yours,

/s/ Thomas W. Greenberg

Thomas W. Greenberg

cc: Tara Condon
Vice President, Head of Legal Affairs
BridgeBio Pharma, Inc.

Barbara H. Bispham
Senior Corporate Counsel
BridgeBio Pharma, Inc.

Stephen F. Arcano
Skadden, Arps, Slate, Meagher & Flom LLP